SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*


                           MACC Private Equities Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552 617 102
                       ----------------------------------
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                            1380 Kennecott Building,
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 15, 1998
                        ---------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 5.  Interest in Securities of the Issuer.

         (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 222,888 shares of Common Stock, which the Bank and Zions believe represents approximately 21.4395% of the outstanding shares of Common Stock.

         (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 222,888 shares of Common Stock held by the Bank.

         (C) On October 7, 1997, the Bank purchased 850 shares of Common Stock at a cost of $8,302.50 ($9.768 per share). On October 17, 1997, the Bank purchased 850 shares of Common Stock at a cost of $8,500.00 ($10 per share). On October 24, 1997, the Bank purchased 2,200 shares of Common Stock at a cost of $22,275.00 ($10.125 per share). On November 7, 1997, the Bank purchased 1,600 shares of Common Stock at a cost of $15,600.00 ($9.75 per share). On November 14, 1997, the Bank purchased 1,700 shares of Common Stock at a cost of $16,377.50 ($9.633824 per share). On December 3, 1997, the Bank purchased 2,500 shares of Common Stock at a cost of $23,765.00 ($9.506 per share). On December 12, 1997, the Bank purchased 2,500 shares of Common Stock at a cost of $23,750.00 ($9.5 per share). On December 31, 1997, the Bank purchased 13,200 shares of Common Stock at a cost of $120,465.00 ($9.126136 per share). On January 12, 1998, the Bank purchased 3,200 shares of Common Stock at a cost of
 $28,800.00 ($9 per share). On January 14, 1998, the Bank purchased 1,900 shares of Common Stock at a cost of $17,233.75 ($9.070395 per share). In each case of purchase, the shares were acquired in the ordinary course of business in transactions on the open market. To the best knowledge of Zions and the Bank, none of the persons listed on Schedule I-A or Schedule I-B attached hereto has effected any transactions in Common Stock during the past 60 days.





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




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1998


                                   ZIONS BANCORPORATION



                                   By: /s/Dale M. Gibbons
                                   ------------------------------------
                                   Name:  Dale M. Gibbons
                                   Title: Senior Vice President, Chief
                                               Financial Officer and
                                               Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1998


                                   ZIONS FIRST NATIONAL BANK



                                   By: /s/Dale M. Gibbons
                                   ------------------------------------
                                   Name:  Dale M. Gibbons
                                   Title: Executive Vice President,
                                     Chief Financial Officer, and
                                     Secretary





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